United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BeiGene, Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

07725L987

(CUSIP Number)

Jonathan P. Graham

Executive Vice President, General Counsel and Secretary

One Amgen Center Drive,

Thousand Oaks, California 91320-1799

(805) 447-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07725L987	13D	Page 2 of 5 pages

1	Names of Reporting Persons Amgen Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 236,249,845(1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 236,249,845(1)
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 236,249,845(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.3%(2)
14	Type of Reporting Person CO

(1)	Includes 206,635,013 securities represented by American Depositary Shares (“ADS”), each of which represents 13 ordinary shares, par value $0.0001 per share, of the Issuer.
(2)

Based on 1,163,415,671 ordinary shares, par value $0.0001 per share, outstanding immediately after the offering of 145,838,979 ordinary shares, as described in the Issuer’s Prospectus Supplement filed with the United States Securities and Exchange Commission (“SEC”) on July 13, 2020.

CUSIP No. 07725L987	13D	Page 3 of 5 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D filed with the SEC on January 8, 2020 (the “Schedule 13D”), relating to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of BeiGene, Ltd., an exempted Cayman Islands company (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

On July 12, 2020, the Issuer entered into a share purchase agreement with Amgen and certain other institutional investors (together, the “Purchasers”), pursuant to which the Issuer agreed to sell and issue to the Purchasers, in a registered direct offering, an aggregate of 145,838,979 Ordinary Shares at a purchase price of $14.2308 per share, equivalent to $185.00 per ADS (the “Share Purchase Agreement”), for aggregate gross proceeds of approximately $2.08 billion, before deducting offering expenses. The Share Purchase Agreement contains customary representations, warranties and agreements by the Issuer and the Purchasers and customary conditions to closing.

In connection with the closing of the transactions contemplated by the Share Purchase Agreement, on July 15, 2020, the Issuer caused to be issued and sold 29,614,832 Ordinary Shares to Amgen for approximately $421,442,751. Amgen may subsequently convert such Ordinary Shares to ADSs at any time and from time to time.

All funds for the purchase of the Ordinary Shares were obtained from the working capital of Amgen.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Item 3 summarizes certain provisions of the Share Purchase Agreement and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b) Amgen may be deemed to have the following:

(i) Sole power to vote of direct the vote: 236,249,845

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition of: 236,249,845

(iv) Shared power to dispose or direct the disposition of: -0-

The Ordinary Shares reported as beneficially owned by Amgen includes 206,635,013 shares held in the form of ADSs, each of which represents 13 Ordinary Shares. The Ordinary Shares held by Amgen represent 20.3% of the Issuer’s outstanding Ordinary Shares. This calculation is based on 1,163,415,671 Ordinary Shares outstanding immediately after the offering of 145,838,979 Ordinary Shares, as described in the Issuer’s Prospectus Supplement filed with the SEC on July 13, 2020.

To the knowledge of Amgen, no other Reporting Person beneficially owns any Ordinary Shares.

(c) Other than the purchase of the securities disclosed in this Amendment, neither Amgen, nor, to the knowledge of Amgen, any other Reporting Person, has effected any transactions with respect to the Issuer’s Ordinary Shares or ADSs within the last 60 days.

CUSIP No. 07725L987	13D	Page 4 of 5 pages

(d) To the knowledge of Amgen, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer beneficially owned by Amgen.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Item 3 summarizes certain provisions of the Share Purchase Agreement and is incorporated herein by reference.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Amendment and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
3	Form of Share Purchase Agreement (incorporated by reference to Exhibit 10.1 to BeiGene, Ltd. Current Report on Form 8-K filed on July 13, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2020

AMGEN INC.

/s/ Jonathan P. Graham
Name:	Jonathan P. Graham
Title:	Executive Vice President,
General Counsel and Secretary